Exhibit 99.1

Enerplus Resources Fund

The Dome Tower

3000, 333-7th Avenue SW

Calgary, Alberta T2P 2Z1

Tel 403.298.2200

Fax 403.298.2211

www.enerplus.com

August 28, 2003

FOR IMMEDIATE RELEASE

TSX:                     ERF.UN

NYSE:             ERF

ENERPLUS ANNOUNCES CASH DISTRIBUTION

Enerplus Resources Fund announces that a cash distribution in the amount of CDN$0.37 (thirty-seven cents) per unit will be payable on September 20, 2003 to all Unitholders of record at the close of business on September 10, 2003. The ex-distribution date for this payment is September 8, 2003.  This distribution amount represents cash flows earned in the month of July 2003, less amounts withheld for debt repayment.

The CDN$0.37 per unit is equivalent to approximately US$0.26 per unit if converted using a US/Canadian dollar exchange ratio of 1.40. The actual US dollar equivalent distribution will be based upon the actual US/Canadian exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

The Fund’s new trailing twelve month cash distribution paid totals CDN$4.07 (four dollars and seven cents) per unit.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

David A. McCoy

General Counsel &

Corporate Secretary

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus disclaims any responsibility to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/ Christina S. Meeuwsen
Christina S. Meeuwsen
Assistant Corporate Secretary

DATE: August 28, 2003